UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Amendment No. 1

BNL Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

05561V101
(CUSIP Number of Class of Securities)

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120
(501) 834-5121 or 800)-526-4413
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Person.)

__________________________________________________________________

Copy to:
Larry W. Burks
Friday, Eldredge & Clark
400 West Capitol Avenue, Suite 2000
Little Rock, AR 72201
Telephone direct (501) 370-1513
FAX (501) 376-2147
Email: burks@fec.net

Calculation of Filing Fee
Transaction valuation $Not Applicable	Amount of filing fee* $ Not Applicable

* The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

ð  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:  N/A   Form or Registration No.:  N/A
Filing Party:  N/A  Date Filed:   N/A

ð Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
   [ ] issuer tender offer subject to Rule 13e-4
[X] going-private transaction subject to Rule 13e-3***
[ ] amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer.*** [X]

Item 15. Additional Information

***On May 17 and 18, 2007, BNL Financial Corporation (“BNL” or the “Company”) filed its Schedule TO for an issuer tender offer for 4,625,714 shares of its outstanding Common Stock for the purchase price of $1.25 per share in cash. Because there was a remote but mathematical possibility that as a result of such issuer tender offer the Company may have had fewer than 300 shareholders, the Company made such a disclosure and filed a combined Schedule 13E-3 with the Schedule TO, filed May 18, 2007, due to an abundance of caution.

Contemporaneous with the filing of this Amendment No. 1, the Company is filing an Amendment No. 1 to its issuer tender offer Schedule TO which reduces the Company’s issuer tender offer to 2,700,000 shares of Common Stock including shares subject to unexercised options. Because of such amended issuer tender offer, there is no mathematical possibility, as estimated by the Company, that there will be fewer than 300 shareholders of record of the Company’s Common Stock as a result of the amended issuer tender offer. Accordingly, the Company is submitting this Amendment No. 1 to its Schedule 13E-3 to, in substance, withdraw the Company’s going private filing under Schedule 13E-3.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNL Financial Corporation

                                BY:_/s/ Wayne E. Ahart

                                    Wayne E. Ahart
Chairman, Board of Directors

Date: June 15, 2007